Exhibit A


GAMCO
INVESTORS

One Corporate Center
Rye, NY 10580-1422
t 914.921.7733
GABELLI.COM

For Immediate Release: Contact: Robert Leininger
                                                                               Chairman Proxy Voting Committee
                                                                               (914) 921-7754

                                                                               George Maldonado
                                                                               Director of Proxy Voting Services
                                                                               (914) 921-7733

                                                                               For further information please visit
                                                                               www.gabelli.com

GAMCO's Proxy Voting Committee's Preliminary Reflections on Upcoming 2020 Proxy Season

RYE, N.Y., November 18, 2019 – GAMCO Asset Management Inc. ("GAMCO"), an affiliate of GAMCO Investors, Inc. (NYSE: GBL), on behalf of its investment advisory clients, is evaluating actions intended to improve corporate governance and board composition at several of its portfolio companies. GAMCO's Proxy Voting Committee (the "PVC") highlights actions it has taken and potential actions it may take with respect to the upcoming 2020 Proxy Season:

- *Cincinnati Bell Inc.* (NYSE: CBB) – GAMCO is considering director nominations as well as the submission of a proposal requesting the spin-off or sale of Hawaiian Telcom Holdco., Inc.

- *CIRCOR International, Inc.* (NYSE: CIR) – GAMCO is reviewing potential director nominees for election at the upcoming annual meeting to help ensure that the best interests of the shareholders are the primary consideration in all decision making.

- *The E.W. Scripps Company* (NASDAQ: SSP) – GAMCO intends to abstain from voting for the Class A directors up for election at SSP's 2020 annual meeting. Class A directors make up approximately one-third of the board with the remaining directors elected by the Signatories to the Scripps Family Agreement.

- *National Fuel Gas Company* (NYSE: NFG) – GAMCO intends to withhold votes from certain long-tenured directors while supporting recent additions to the board.

- *Lazard Ltd* (NYSE: LAZ) – Last month, an affiliate of GAMCO, submitted a shareholder proposal for consideration at the 2020 annual meeting requesting the declassification of the Board of Directors.

- ***Superior Industries International, Inc.*** (NYSE: SUP) – GAMCO is considering director nominations to help ensure that the best interests of the shareholders are the primary consideration in all decision making.

This press release does not constitute a solicitation of a proxy or a vote.

- ***CBS Corporation*** (NYSE: CBS) and ***Viacom Inc.*** (NASDAQ: VIA) – GAMCO's PVC reviewed the October 25, 2019, joint consent solicitation statement/prospectus relating to the proposed combination of CBS Corporation and Viacom Inc.

- The PVC is generally supportive of the economic underpinnings of the merger. However, the PVC wanted to highlight an omission of the merger agreement that is contrary to what we hold as best practices in corporate governance.

- The PVC believes that National Amusements, Inc. ("NAI") should stipulate that it will deploy a tag-along take-along right to voting shareholders for any sale of NAI's controlling interest in ViacomCBS.

GAMCO Investors, Inc., through its subsidiaries, manages assets of private advisory accounts (GAMCO Asset Management Inc.) and mutual funds and closed-end funds (Gabelli Funds, LLC), and is known for its Private Market Value with a Catalyst™ style of investment. As of September 30, 2019, GAMCO Investors, Inc. had $35.7 billion in assets under management.

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Exhibit B

GAMCO
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t 914.921.7733
f 914.921.5384
gmaldonado@gabelli.com

November 19, 2019

Ms. Connie M. Vogt
Corporate Secretary
Cincinnati Bell Inc.
221 East Fourth Street
Cincinnati, OH 45202

Re: Shareholder Proposal

Dear Ms. Vogt:

I am enclosing on behalf of GAMCO Asset Management Inc. ("GAMCO"), a shareholder proposal and supporting statement. Under Rule 14a-8 of the Securities Exchange Act of 1934, I am requesting that Cincinnati Bell Inc. (the "Company" or "CBB") include the proposal in its proxy statement for the 2020 Annual Meeting of Shareholders ("2020 Annual Meeting"). GAMCO is proposing a resolution that urges the shareholders to vote to request that the Company's Board of Directors and management effectuate a spin-off or a sale of the Company's Hawaiian Telcom Holdco., Inc. business.

Currently, GAMCO beneficially owns approximately 2,820,952 shares of CBB's Common Stock. According to our information, this represents 5.59% of the outstanding common stock. Attached as Exhibit A are Amendments 18 through 19 to our Schedule 13D, dated August 8, 2018 through November 18, 2019. These schedules substantiate that GAMCO has been the beneficial owner of at least $2,000 in market value or 1% of the voting securities of CBB since prior to November 18, 2018. These and all other amendments to the Schedule 13D of GAMCO are readily available in the EDGAR database on the web site of the Securities and Exchange Commission, www.sec.gov.

I have enclosed a certification on behalf of GAMCO. It attests that GAMCO has been the beneficial owner of at least $2,000 in market value or 1% of the common stock from November 18, 2018 to the present. It also certifies that GAMCO intends to continue to hold beneficial ownership of such voting securities through the date on which CBB holds its 2020 Annual Meeting.



GAMCO
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t 914.921.7733
f 914.921.5384
gmaldonado@gabelli.com

We appreciate your consideration of this request. If you require any additional information, please do not hesitate to contact me at (914) 921-7733.

Sincerely,

George Maldonado
Director of Proxy Voting Services

Enclosures

SHAREHOLDER PROPOSAL

RESOLVED: *that the shareholders of Cincinnati Bell Inc. (the "Company" or "CBB") request that the Board of Directors and management effectuate a spin-off or a sale of the Company's Hawaiian Telcom Holdco., Inc. ("Hawaiian Telcom") business.*

SUPPORTING STATEMENT

GAMCO's clients and affiliated entities own approximately 8.41% of CBB's outstanding Common Stock.

GAMCO, on behalf of its investment advisory clients, nominated three candidates for election to CBB's Board of Directors at the 2018 Annual Meeting of Shareholders.

During the proxy contest GAMCO tried to impress on shareholders that CBB's purchase of Hawaiian Telcom was a poor capital allocation decision. GAMCO also noted that the Company appeared to suppress the voice of its shareholders by structuring the Hawaiian Telcom transaction in such a way that the shares issued as part of the transaction did not exceed 20% of the voting power outstanding; which would have triggered the shareholder approval requirements of NYSE Rule 312.03(c).

For background, in July 2017, CBB entered into an agreement to acquire Hawaiian Telcom, a telecommunications company located in Hawaii. The deal closed in July 2018. GAMCO notes that when the deal was announced CBB's Common Stock was trading at approximately $18.00 and as of the close of trading on November 18, 2019 (date prior to the submission of this shareholder proposal), CBB's Common Stock was trading at approximately $5.51.

WE URGE ALL SHAREHOLDERS TO VOTE "<u>FOR</u>" THIS PROPOSAL





AFFIDAVIT OF DAVID GOLDMAN

STATE OF NEW YORK	)	
	)	ss.:
COUNTY OF WESTCHESTER	)	

David Goldman, being duly sworn, deposes and says:

1. I am the General Counsel of GAMCO Asset Management Inc. ("GAMCO"). I am fully familiar with facts set forth herein and am authorized to make this affidavit on behalf of GAMCO. I submit this affidavit in connection with the stockholder proposal submitted herewith by GAMCO for inclusion in the proxy statement of Cincinnati Bell Inc. ("CBB") for CBB's 2020 Annual Meeting of Shareholders ("2020 Annual Meeting").

2. GAMCO has been the beneficial owner of at least 1% or $2,000 in market value of the outstanding voting securities of CBB throughout the period since November 18, 2018. GAMCO intends to continue to be the beneficial owner of such voting securities through the date on which CBB's 2020 Annual Meeting is held. A representative of GAMCO intends to appear in person or by proxy at the meeting to bring up the matter specified in this notice.

David Goldman

Sworn to before me this
19th day of November 2019

Notary Public

MARK J. GAMBETTA
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 02GA6171160
Qualified in Westchester County
Commission Expires July 23, 2023

<u>Exhibit A</u>

Amendment numbers 18 and 19 to Schedule 13D, dated August 8, 2018 and November 18, 2019, respectively (complete filings available on EDGAR).